June 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re:	Neptune REM, LLC – Offering Statement on Form 1-A (File No. 024-12356)

Ladies and Gentlemen:

On behalf of Neptune REM, LLC, we hereby request qualification of the Offering Statement on Form 1-A (File No. 024-12356), as amended (the "Offering Statement"). We respectfully request that the Offering Statement become effective as of 4:30 p.m. Eastern Time, on Thursday, June 27, 2024, or as soon thereafter as is reasonably practicable.

Please contact Joseph Nunziata of Thompson Hine LLP at (212) 344-6101 with any questions with respect to this request.

Sincerely,

Neptune REM LLC

By	Terra Mint Group, Corp.
Its: Managing Member

	By:	/s/ Chris Gerardi
	Name:	Chris Gerardi
	Title:	Chief Financial Officer